                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1997


                                       OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to __________



                        Commission file number 333-22679


                       -----------------------------------

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN

                       -----------------------------------

                          ZARING NATIONAL CORPORATION
                       11300 Cornell Park Drive, Suite 500
                          Cincinnati, Ohio 45242-1825

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1998                      ZARING NATIONAL CORPORATION
                                          RETIREMENT BENEFIT PLAN

                                          By    /s/ Ronald G. Gratz
                                                -----------------------
                                                Ronald G. Gratz,
                                                Chief Financial Officer

                                                ZARING NATIONAL CORPORATION

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500









                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                              FINANCIAL STATEMENTS

                                      AS OF

                           DECEMBER 31, 1997 AND 1996


                                  TOGETHER WITH

                                AUDITORS' REPORT

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500





                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                                      INDEX


                                                                        PAGE(S)
                                                                        -------

Report of Independent Public Accountants                                   1-2

Statements of Net Assets Available for Plan Benefits
   with Fund Information                                                   3-4

Statements of Changes in Net Assets Available for Plan Benefits
   with Fund Information                                                   5-6

Notes to Financial Statements                                             7-11

Schedule of Assets Held for Investment Purposes                            12

Schedule of Reportable Transactions                                        13

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500



                    Report of Independent Public Accountants


To the Board of Directors of
     Zaring National Corporation:

         We have audited the accompanying statements of net assets available for plan benefits, with fund information of the ZARING NATIONAL CORPORATION RETIREMENT BENEFIT PLAN (formerly Zaring Homes, Inc. Retirement Benefit Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information of the Zaring National Corporation Retirement Benefit Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500






Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio,
     June 17, 1998

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500




                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997


              PARTICIPANT DIRECTED 401(K)
---------------------------------------------------------------------------------------------------
                                                                           BLACK ROCK
                       BLACK ROCK    BLACK ROCK  BLACK ROCK   BLACK ROCK   SMALL CAP
                         MONEY         CORE        VALUE       GROWTH        GROWTH       JANUS
                         MARKET        BOND       EQUITY       EQUITY        EQUITY     WORLDWIDE
                       PORTFOLIO     PORTFOLIO   PORTFOLIO    PORTFOLIO    PORTFOLIO      FUND
                       ---------     ---------   ---------    ---------    ---------      ----

ASSETS
Cash and cash
   equivalents         $            $           $             $            $           $
                                -           -            -            -            -           -
Investments, at
   market value (Note
   2)-
     Mutual funds         457,587       52,401     384,629      268,200      103,714     121,990
     Common stock               -            -           -            -            -           -

Employer contribution
   receivable                   -            -           -            -            -           -
Employee contribution
   receivable              21,954            -           -            -            -           -
                         --------      -------    --------     --------     --------    --------

       Net assets
         available
         for plan
         benefits        $479,541      $52,401    $384,629     $268,200     $103,714    $121,990
                         ========      =======    ========     ========     ========    ========


       PARTICIPANT DIRECTED 401(K)             NON-PARTICIPANT DIRECTED
-----------------------------------------------------------------------
                                             ZARING
                                            NATIONAL
                                          CORPORATION
                               ZARING        STOCK       ZARING
    JANUS       FIDELITY      NATIONAL      LIQUIDITY    NATIONAL
   GROWTH &      EQUITY     CORPORATION       FUND     CORPORATION
  INCOME FUND  GROWTH FUND     STOCK      (TEMPORARY)     STOCK     TOTAL
  -----------  -----------     -----      -----------     -----     -----

  $            $             $             $8,696      $           $ 8,696
        -           -                          -           -



    117,966      100,595            -           -          -    1,607,082
          -            -      214,853           -     94,166      309,019


          -            -            -      13,289          -       13,289

          -            -            -           -          -       21,954
   --------     --------     --------     -------    -------   ----------



   $117,966     $100,595     $214,853     $21,985    $94,166   $1,960,040
   ========     ========     ========     =======    =======   ==========



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                     PARTICIPANT DIRECTED 401(K)
                       ---------------------------------------------------------------------------------------------------
                                                                                         COMPASS
                        COMPASS       COMPASS     COMPASS     COMPASS       COMPASS     SMALL CAP      INVESCO
                         MONEY        MANAGED      VALUE       GROWTH    INTERNATIONAL   GROWTH        SELECT     JAUUS
                         MARKET       INCOME      EQUITY       EQUITY       EQUITY       EQUITY        INCOME     GROWTH &
                       PORTFOLIO     PORTFOLIO   PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO       FUND     INCOME FUND
                       ---------     ---------   ---------    ---------    ---------    ---------       ----     -----------
ASSETS
Cash and cash
   equivalents         $     -        $   -       $     -      $    -       $    -       $   -         $    -     $    -

Investments, at
   market value (Note
   2)- Mutual funds     453,243         43,675       248,631    177,765      93,480       48,468        2,016       30,999
       Common stock          -            -             -           -            -           -             -           -

Employer contribution
   receivable                -            -             -           -            -           -             -           -
Employee contribution
   receivable            15,894           -             -           -            -           -             -           -
                       --------        -------      --------   --------       -------     -------      ------      -------
       Net assets
         available
         for plan
         benefits      $469,137        $43,675      $248,631   $177,765       $93,480     $48,468      $2,016      $30,999
                       ========        =======      ========   ========       =======     =======      ======      =======


                       PARTICIPANT DIRECTED 401(K)                NON-PARTICIPANT DIRECTED
                       -------------------------------------------------------------------
                                                      ZARING
                                                     NATIONAL
                                                    CORPORATION
                         FIDELITY       ZARING        STOCK          ZARING
                          EQUITY       NATIONAL     LIQUIDITY        NATIONAL
                          GROWTH     CORPORATION       FUND         CORPORATION
                           FUND         STOCK       (TEMPORARY)       STOCK         TOTAL
                         --------      --------     -----------     ----------      -----
ASSETS
Cash and cash
   equivalents           $            $             $  1,960       $   -         $    1,960

Investments, at
   market value (Note
   2)- Mutual funds         55,175        -              -             -          1,153,452
       Common stock             -      237,694           -          64,222          301,916

Employer contribution
   receivable                   -          -          14,325           -             14,325
Employee contribution
   receivable                   -          -             -                           15,894
                         ---------    --------       -------       -------       ----------

       Net assets
         available
         for plan
         benefits        $  55,175    $237,694       $16,285       $64,222       $1,487,547
                         =========    ========       =======       =======       ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500





                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                         BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                             PARTICIPANT DIRECTED 401(K)
                   -----------------------------------------------------------------------------------------------------------


                    BLACK        BLACK     BLACK      BLACK     BLACK                      BLACK ROCK
                    ROCK         ROCK      ROCK       ROCK       ROCK       BLACK ROCK     SMALL CAP      INVESCO
                    MONEY        CORE     MANAGED     VALUE     GROWTH     INTERNATIONAL    GROWTH        SELECT
                    MARKET       BOND     INCOME     EQUITY     EQUITY       EQUITY         EQUITY        INCOME       JANUS
                   PORTFOLIO  PORTFOLIO  PORTFOLIO PORTFOLIO  PORTFOLIO    PORTFOLIO      PORTFOLIO       FUND      WORLDWIDE
                   ---------  ---------- --------- ---------  ---------    -------------  -----------     ------    ----------
ADDITIONS:
  Employer
    contributions    $ 2,687   $  981   $    -      $ 8,076    $ 6,074       $   -          $ 6,577     $     -      $  2,583

  Employee
    contributions     76,447    7,036    2,165       57,622     44,085        5,808          44,262         179        16,481
  Realized and
     unrealized
     net gains
     (losses)         24,933    2,532    1,606       77,749     55,241        7,148           8,773          54         4,210
     (Notes 2 and 6)

 DEDUCTIONS:
  Distributions to
   participants
   (Note 1)          (50,145)  (4,098)    (920)     (12,150)   (16,046)      (5,181)        (8,087)        (851)      (12,074)

TRANSFERS            (43,518)  45,950  (46,526)       4,701      1,081     (101,255)         3,721       (1,398)      110,790
                    --------  -------  -------      --------  --------      -------       --------     --------      --------
   Increase
     (decrease) in
     net assets
     available for
     plan benefits    10,404   52,401  (43,675)     135,998     90,435      (93,480)        55,246       (2,016)      121,990
 NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS,
   beginning of
   year              469,137        -   43,675       248,631   177,765       93,480         48,468        2,016          -
                    --------  -------  -------      --------  --------      -------       --------     --------      --------
 NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS,
   end of year      $479,541  $52,401  $     -      $384,629  $268,200      $     -       $103,714     $      -      $121,990
                    ========  =======  =======      ========  ========      =======       ========     ========      ========

                   PARTICIPANT DIRECTED 401(K)               NON-PARTICIPANT DIRECTED
                   --------------------------------------------------------------------
                                                           ZARING
                                                          NATIONAL
                                                         CORPORATION
                       JANUS      FIDELITY     ZARING       STOCK      ZARING
                      GROWTH &    EQUITY      NATIONAL    LIQUIDITY   NATIONAL
                      INCOME      GROWTH     CORPORATION    FUND     CORPORATION
                       FUND        FUND        STOCK     (TEMPORARY)   STOCK        TOTAL
                    ----------    --------   ----------- ----------- -----------    -----

ADDITIONS:
  Employer
    contributions   $   4,901    $ 2,371    $           $ 28,908   $            $   63,158
                                                  -                       -

  Employee
    contributions      43,329     27,230      2,842       82,559            -      410,045
  Realized and
     unrealized
     net gains
     (losses)          21,603     15,693    (71,770)         241                   148,013
     (Notes 2 and
     6)

 DEDUCTIONS:
  Distributions to
   participants
   (Note 1)            (3,512)   (10,282)   (25,141)        (236)           -     (148,723)

TRANSFERS              20,646     10,408     71,228     (105,772)      29,944            -
                     --------   --------   --------    ---------      -------   ----------
   Increase
     (decrease) in
     net assets
     available for
     plan benefits     86,967     45,420    (22,841)       5,700       29,944      472,493
 NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS,
   beginning of
   year                30,999     55,175    237,694       16,285       64,222    1,487,547
                     --------   --------   --------    ---------      -------   ----------
 NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS,
   end of year
                     $117,966   $100,595   $214,853    $  21,985      $94,166   $1,960,040
                     ========   ========   ========    =========      =======   ==========

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500



                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                     PARTICIPANT DIRECTED 401(K)
                            -----------------------------------------------------------------------------------
                                                                                           COMPASS
                             COMPASS     COMPASS    COMPASS     COMPASS      COMPASS      SMALL CAP     INVESCO
                              MONEY      MANAGED    VALUE       GROWTH    INTERNATIONAL    GROWTH       SELECT
                             MARKET      INCOME     EQUITY      EQUITY       EQUITY        EQUITY       INCOME
                            PORTFOLIO   PORTFOLIO  PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO      FUND
                            ---------   ---------  ---------   ---------  -------------   ---------     ------
ADDITIONS:
  Employer contributions    $           $         $           $             $             $           $
                                  -          -          -           -             -             -          -
  Employee contributions     103,012     16,063     49,977      44,168        24,599       12,882       2,529
  Realized and
     unrealized net
     gains (losses)           23,350      1,024     44,026      29,741         6,969        2,208         186
     (Notes 2 and 6)

 DEDUCTIONS:
  Distributions to
   participants (Note 1)     (34,030)   (12,860)    (4,751)    (22,202)      (11,616)           -          -

TRANSFERS                    (74,087)   (21,714)    (3,803)    (13,130)         (237)      33,378        (699)
                            --------    -------   --------    --------      --------      -------      ------
   Increase (decrease)
     in net assets
     available for plan
     benefits                 18,245    (17,487)    85,449      38,577        19,715       48,468       2,016
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year         450,892     61,162    163,182     139,188        73,765           -          -
                            --------    -------   --------    --------      --------      -------     -------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year              $469,137    $43,675   $248,631    $177,765      $ 93,480      $48,468     $ 2,016
                            ========    =======   ========    ========      ========      =======     =======

                                                                      ZARING
                                                                     NATIONAL
                                                                    CORPORATION
                               JANUS       FIDELITY      ZARING        STOCK         ZARING
                             GROWTH &       EQUITY      NATIONAL     LIQUIDITY      NATIONAL
                              INCOME       GROWTH     CORPORATION      FUND       CORPORATION
                               FUND         FUND         STOCK      (TEMPORARY)      STOCK       TOTAL
                             --------      -------    -----------   ----------    -----------    -----
ADDITIONS:
  Employer contributions     $           $           $             $  52,872       $            $    52,872
                                   -           -            -                             -
  Employee contributions      10,328       21,338           -         77,437              -         362,333
  Realized and
     unrealized net
     gains (losses)           (2,055)       3,634       21,628           255             801        131,767
     (Notes 2 and 6)

 DEDUCTIONS:
  Distributions to
   participants (Note 1)           -          -        (13,404)            -          (1,515)      (100,378)

TRANSFERS                     22,726       30,203      103,095      (114,279)         38,547            -
                             --------    --------    ---------     ---------       ---------    -----------
   Increase (decrease)
     in net assets
     available for plan       30,999       55,175      111,319        16,285          37,833        446,594
     benefits
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year                -           -      126,375           -            26,389      1,040,953
                             --------    --------    ---------     ---------       ---------    -----------
 NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year               $ 30,999    $ 55,175    $ 237,694     $  16,285       $  64,222    $ 1,487,547
                             ========    ========    =========     =========       =========    ===========

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500

                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



(1)    Plan Description-

       The following description of the Zaring National Corporation Retirement Benefit Plan (the Plan) (formerly Zaring Homes, Inc. Retirement Benefit
       Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       (a) General--The Plan is a defined contribution plan established January 1, 1979, by Zaring National Corporation (the Company) and most recently amended as of May 8, 1997. This amendment changed the plan name to the Zaring National Corporation Retirement Benefit Plan.

              The Plan is available to all employees who meet the stipulated age and service requirements except for certain key employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) Contributions--Participants may make voluntary contributions to the Plan on a before-tax basis (401(k) or voluntary contributions) subject to stipulated maximums. The Company may make profit sharing and/or matching contributions at the discretion of the Company's Board of Directors. Unallocated employee contribution receivable of $21,954 and $15,894 at December 31, 1997 and 1996, is included in the money market portfolio.

       (c) Participant Accounts--Each participant's account is credited with the participant's voluntary contributions, matching contributions and an allocation of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants who have not terminated employment may request a distribution of their voluntary contributions.

       (d) Vesting--Once eligible for the Plan, participants are immediately vested in their account balances.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500



       (e) Investment Options--Participants may direct their voluntary contributions to be invested into a number of segregated funds. At December 31, 1997, the participant investment options and the nature of the underlying assets of these investment options are summarized as follows:

                     INVESTMENT OPTION                       UNDERLYING ASSETS
              -----------------------------------------------------------------------------
              Black Rock Money Market                 Short-term, quality, U.S. dollar-
                 Portfolio(formerly Compass           denominated instruments
                 Money Market)

              Black Rock Core Bond Portfolio          Investment grade fixed
                 (formerly Compass Core Bond)         income securities in the 5 to 10 year
                                                      maturity range

              Black Rock Value Equity                 Common stocks with price to earnings
                 Portfolio (formerly Compass          ratios below average.
                 Value Equity)

              Black Rock Growth Equity                U.S. equity securities
                 Portfolio (formerly Compass
                 Growth Equity)

              Black Rock Small Cap Growth             Common stocks of small-cap companies
                 Equity Portfolio (formerly
                 Compass Small Cap Growth
                 Equity)

              Janus Worldwide Fund                    Common stocks of foreign and domestic
                                                      companies.

              Janus Growth & Income Fund              Primarily domestic equity securities

              Fidelity Equity Growth Fund             Common stocks of small and large companies

              Company Stock                           Zaring National Corporation common stock

       (f) Payment of Benefits--Participants become eligible for benefit payments upon retirement, termination, disability, or death. Participants receive a joint and survivor annuity or they may elect a lump sum payment, a life annuity, or equal installments over their assumed life expectancy.

       (g) Expenses of the Plan--The Company pays the administrative expenses of the Plan and provides administrative services at no cost to the Plan. If not paid

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500






              by the Company, administrative expenses become a liability of the Plan. The total return earned on investments is net of the investment-related fees.

       (h) Participant Loans--The Plan does not provide for borrowings by participants.

       (i) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


(2)    Summary of Significant Accounting Policies-

       (a) Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting.

       (b) Investment Valuation--The Plan's investments are stated at fair value based on quoted market prices as of the last day of the Plan year. Net realized and unrealized appreciation (depreciation) is reflected currently in the statements of changes in net assets available for plan benefits.

              The computation of unrealized appreciation (depreciation) in Plan investments is based on the market values of the Plan investments at year end compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year.

       (c) Reclassifications--Certain reclassifications have been made to the prior year's financial statements to conform with the 1997 presentation.


(3)    Tax Status-

       The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500



(4)    Priorities Upon Plan Termination-

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(5)    Additional Information-

       During 1997 and 1996, the Plan's investments (including investments, bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                                 1997             1996
                                                               --------         --------
              Mutual funds                                     $219,542         $109,338
              Common stock                                      (71,529)          22,429
                                                               --------         --------
                                                               $148,013         $131,767
                                                               ========         ========

       The following investments have market values in excess of five percent of net assets available for plan benefits as of yearend:

                                                                       DECEMBER 31,
                                                                -------------------------
                                                                  1997              1996
                                                                --------         --------
              Black Rock Money Market Portfolio                 $457,587         $453,243

              Black Rock Managed Income Portfolio                      -           43,675

              Black Rock Value Equity Portfolio                  384,629          248,631

              Black Rock Growth Equity Portfolio                 268,200          177,765

              Black Rock International Equity Portfolio                -           93,480

              Black Rock Small Cap Growth                        103,714           48,468

              Fidelity Advisor Equity Growth                     100,595           55,175

              Janus Growth & Income                              117,966           30,999

              Janus Worldwide Fund                               121,990                -

              Zaring National Corporation common stock           309,019          301,916



(6)    Related Party Transactions-

       Certain Plan investments are managed by the Company and PNC. PNC is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


(7)    Reconciliation to Form 5500-

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500







       As of December 31, 1997, the Plan had approximately $19,400 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

       The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1997:


                                                                                  NET ASSETS AVAILABLE FOR
                                                   BENEFITS                      PLAN BENEFITS, DECEMBER 31,
                                                  PAYABLE TO                     ---------------------------
                                                 PARTICIPANTS   BENEFITS PAID         1997             1996
                                                 ------------   -------------         ----             ----
         Per financial statements                   $     -          $148,723      $1,960,040       $1,487,547
         Amounts pending distribution to
           participants                              19,400            19,400         (19,400)               -
         Reversal of prior year amounts
           pending distribution to
           participants                                   -                 -               -                -
                                                    -------          --------      ----------       ----------
         Per Form 5500                              $19,400          $168,123      $1,940,640       $1,487,547
                                                    =======          ========      ==========       ==========

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500


                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                                            DESCRIPTION OF INVESTMENT INCLUDING
                                                       MATURITY DATE,
 IDENTITY OF ISSUER, BORROWER, LESSOR          RATE OF INTEREST, COLLATERAL,                             CURRENT
           OR SIMILAR PARTY                        PAR OR MATURITY VALUE                  COST            VALUE
----------------------------------------    ------------------------------------          ----           -------
MUTUAL FUNDS:
*Black Rock Funds                           Money Market Portfolio,
                                               375,601 shares                             $403,548         $457,587
*Black Rock Funds                           Value Equity Portfolio,
                                               24,687 shares                               345,286          384,629
*Black Rock Funds                           Growth Equity Portfolio,
                                               16,525 shares                               228,019          268,200
*Black Rock Funds                           Core Bond Portfolio,
                                               5,342 shares                                 51,761           52,401
*Black Rock Funds                           Small Cap Growth Equity
                                               Portfolio, 5,119 shares                     100,204          103,714
Janus Worldwide Funds                       Growth and Income Fund, 5,096
                                               shares                                      113,030          117,966
Janus Worldwide Funds                       World Wide Fund, 3,162 shares                  127,256          121,990
Fidelity Investments                        Equity Growth Fund, 2,121 shares                94,329          100,595

COMMON STOCKS:

*  Zaring National Corporation              Common stock, 34,336 shares                    331,784          309,019

*  Represents a party-in-interest transaction.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                     Zaring National Corporation
                                                         Retirement Benefit Plan
                                                                        Plan 002
                                                                 EIN: 31-1506058
                                                                  1997 Form 5500




                           ZARING NATIONAL CORPORATION
                             RETIREMENT BENEFIT PLAN


                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                                       CURRENT VALUE
                                                                                                        OF ASSET ON
                                                                PURCHASE       SELLING       COST OF    TRANSACTION         NET
IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET             PRICE          PRICE         ASSET       DATE (A)       GAIN (LOSS)
--------------------------      --------------------             -----          -----         -----       --------       -----------
*Black Rock Funds             Money Market Portfolio           $  82,983   $               $  82,983      $    -           $     -
*Black Rock Funds             Money Market Portfolio                   -        103,713       95,137           -              8,576
*Black Rock Funds             Value Equity Portfolio             124,605              -      124,605           -                 -
*Black Rock Funds             Growth Equity Portfolio             90,381              -       90,381           -                 -
*Black Rock Funds             International Equity Portfolio           -        107,173       97,407           -              9,766
*Zaring National Corporation  Zaring Stock Fund                  116,447              -      116,447           -                 -
*PNC Bank, N.A.               Zaring Stock Liquidity Fund        115,482              -      115,482           -                 -
*PNC Bank, N.A.               Zaring Stock Liquidity Fund              -        108,746      108,746           -                 -
Janus Worldwide               Janus Worldwide Fund               136,093              -      136,093           -                 -


(A) The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.

 * Represents a party-in-interest transaction.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.